Exhibit 3.1

FIRST AMENDMENT TO THE THIRD AMENDED AND RESTATED

REGULATIONS

OF

KEYCORP

This First Amendment to the Third Amended and Restated Regulations (the “Regulations”) of KeyCorp, an Ohio corporation, hereby amends the Regulations in the following respects:

Article I, Section 3 (Special Meetings) is hereby amended by deleting the section in its entirety and replacing it with the following:

Section 3.    Special Meetings. Subject to the rights of the holders of any class or series of preferred stock of the Corporation, special meetings of the shareholders for any purpose or purposes may be called only by (i) the Chairperson of the Board, (ii) the President, or, in the case of the President’s absence, death, or disability, the vice president authorized to exercise the authority of the President, (iii) the Board of Directors by action at a meeting or a majority of the Board of Directors acting without a meeting, or (iv) the persons holding 15% of all shares outstanding and entitled to vote at the special meeting.

Except as specifically amended herein, the Regulations shall remain the same and in full force and effect.

Adopted by the shareholders of KeyCorp on May 13, 2021.